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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of September 2005

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                  Yes____           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The contents of this Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904.

                On September 12, 2005, the Board of Directors of Tikcro Technologies Ltd. (the "Company") declared a distribution of one bonus right (a "Right") for each outstanding Ordinary Share, par value NIS 0.10 per share (the "Ordinary Shares"), of the Company. The distribution is payable on September 26, 2005 (the "Record Date") to shareholders of record on that date. Each Right initially represents the right to purchase from the Company one-half of one Ordinary Share at a price of $2.50 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Bonus Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                The summary description of the Rights set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference in its entirety.

                Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Ordinary Shares other than as a result of repurchases of Ordinary Shares by the Company (an "Acquiring Person") or (ii) ten business days following the commencement of a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Ordinary Share certificates outstanding as of the Record Date by such Ordinary Share certificate.

                The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Ordinary Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Ordinary Share certificates issued after the Record Date upon transfer or new issuance of the Ordinary Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Ordinary Shares will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2015, unless earlier redeemed by the Company as described below.

                The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Ordinary Shares, (ii) upon the grant to all holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares or
(iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends net of earnings or retained earnings or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above).

                In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding Ordinary Shares which the Board of Directors, with the concurrence of the Audit Committee, determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the earlier of the Distribution Date or the date an Acquiring Person becomes an Acquiring Person (which Rights will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Ordinary Shares having a market value of two times the exercise price of the Right. In addition, in the event that, at any time following a Person becoming an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. For example, at an exercise price of $2.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $5.00 worth of shares. Assuming that the shares had a per share value of $1.00 at such time, the holder of each valid Right would be entitled to purchase five shares for $2.50.

                Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Ordinary Shares (or other consideration) of the Company or for shares of the acquiring company or in the event of the redemption of the Rights as set forth above.

                Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provision therein, to shorten or lengthen any time period thereunder, or to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person). The foregoing notwithstanding, no amendment may be made to the Rights Agreement when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

                On September 13, 2005, the Company issued a press release announcing the adoption of the Rights Agreement. The full text of the press release is attached hereto as an exhibit and incorporated herein by reference in its entirety.

This report on Form 6-K of the registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1 Bonus Rights Agreement, dated as of September 12, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

2 Press Release: Tikcro Technologies Adopts Shareholder Bonus Rights Plan. Dated: September 13, 2005.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TIKCRO TECHNOLOGIES LTD.



                                    By: /s/Izhak Tamir
Date: September 14, 2005                -------------------
                                        Izhak Tamir
                                        Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit



1. Bonus Rights Agreement, dated as of September 13, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

2.  Press Release: Tikcro Technologies Adopts Shareholder Bonus Rights Plan.
    Dated: September 13, 2005.